Exhibit 99.3

June 17, 2022

The Lion Electric Company

921, chemin de la Rivière-du-Nord

Saint-Jérôme, Québec

J7Y 5G2

Dear Sirs/Mesdames:

RE:	Prospectus Supplement of The Lion Electric Company.

We refer to the prospectus supplement dated June 17, 2022 (the “Prospectus Supplement”) to the short form base shelf prospectus of The Lion Electric Company (the “Issuer”) dated June 17, 2022, contained in Amendment No. 1 to the registration statement on Form F-10 (File No. 333-265627) filed by the Issuer.

We hereby consent to the use of our firm name under the headings “Legal Matters” and “Interest of Experts” in the Prospectus Supplement, and consent to the use of our firm’s name and the reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement, which opinion is provided as of the date of the Prospectus Supplement.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/ Stikeman Elliott LLP